Filed by W. P. Carey & Co. LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: W. P. Carey & Co. LLC

(Commission File Number: 001-13779)

(Registration File Number: 333-180328)

Important Information for W. P. Carey & Co. LLC Shareholders

Your Board of Directors requests your approval of a proposal to convert to a REIT and merge with CPA®:15

Please vote by September 12, 2012

A copy of the Joint Proxy Statement/Prospectus relating to the transactions described herein accompanies this brochure and is also available for free at www.sec.gov and www.wpcarey.com. You are urged to read the Joint Proxy Statement/Prospectus and the documents incorporated by reference in it because they contain important information.

“We believe that the proposed merger and REIT conversion are in the best interests of both W. P. Carey and CPA®:15 stockholders. Over the long-term, we believe it will allow usto capitalize on new opportunities that are consistent with our established investment parameters and our overall business strategy of growing assets under ownership and enhancing shareholder value.”

– W. P. Carey & Co. LLC

President and Chief Executive Officer, Trevor Bond

Dear Fellow W. P. Carey & Co. LLC Shareholder,

e Boards of Directors of W. P. Carey & Co. LLC (“W. P. Carey”) and Corporate Property Associates 15 (“CPA®:15”) have unanimously approved a proposal to combine the two companies by a merger and related transactions, which we refer to as the “merger.” Immediately prior to the merger, W. P. Carey will convert into a real estate investment trust (“REIT”) and will continue to trade on the New York Stock Exchange under the symbol “WPC.” ese transactions are part of a larger transformation that implements W. P. Carey’s overall business strategy of growing real estate assets under ownership.

We propose to convert W. P. Carey to a REIT and acquire CPA®:15 because we believe that the new combined company will have: • increased revenue from Real Estate Operations with annual rental revenues expected to reach $416 million, which will represent approximately 83% of W. P. Carey’s total revenues • a combined total market capitalization of approximately $5 billion • a world-class asset management platform that generates fee revenues and provides for greater scale potential • a high quality portfolio of premium net lease assets diversi_ed across industries, geographies and property types • potential for increased _oat and liquidity e proposed merger is expected to be accretive to the combined company’s Adjusted Funds from Operations (“AFFO”) per share and cash available for distribution (“CAD”) per share. W. P. Carey currently anticipates that, following the transactions, W. P. Carey Inc.’s annualized distribution rate will be $2.60 per share to maintain compliance with REIT tax requirements.

Following the merger, W. P. Carey Inc. is expected to have a total market capitalization of $5 billion, assets owned and under management of $12 billion and a portfolio of approximately 40 million square feet of corporate real estate leased to 135 companies around the world. W. P. Carey Inc. will continue to manage the _rm’s Corporate Property Associates (“CPA®”) series of publicly held, non-traded REITs.

e conversion of W. P. Carey to a REIT and merger with CPA®:15 is conditioned upon several events and cannot be assured. is includes the approval of the conversion by W. P. Carey

Annualized Dividend per Share $2.60

$2.25

$1.91 $1.98 $2.01 $2.04

$1.77 $1.80 $1.83

$1.69 $1.71 $1.72 $1.74

$1.65 $1.67

1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 Pro Forma1

Past performance does not guarantee future results.

Note: Annualized dividend per share reflects annualized fourth quarter dividend per share for the respective year.

1 Reflects anticipated pro forma annualized dividend per share following transaction close to maintain compliance with REIT requirements. Subject to modification.

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The Board of Directors of W. P. Carey unanimously recommends that you vote FOR the approval of the REIT conversion and FOR the the approval of the merger.

shareholders and the approval of the merger by both the shareholders of W. P. Carey and the stockholders of CPA®:15.

is brochure provides you with information about the proposed conversion and merger. We encourage you to read the entire brochure as well as the Joint Proxy Statement/Prospectus.

The Conversion & Merger at a Glance

Transaction Stock and cash combination with CPA®:15

Consideration CPA®:15 stockholders will receive 0.2326 shares of W. P. Carey Inc.

common stock and $1.25 of cash for each CPA®:15 share. Based on

W. P. Carey’s closing price of $46.08 per share on July 23, 2012, the implied nominal value received by CPA®:15 stockholders is $11.97 per share

Post-Transaction W. P. Carey will convert to a REIT immediately prior to the close of

Structure the merger

Total Value and Total transaction value of $2.6 billion, including CPA®:15 net debt of

Key Metrics $1.2 billion, as of December 31, 2011

Dividends Post-closing, W. P. Carey Inc. anticipates increasing its annual dividend to

$2.60	per share to maintain compliance with REIT requirements; however,

future dividend are not guaranteed

WPC Management No changes anticipated from the current Management and Board and Board

Timing Transaction currently expected to close in Q3 2012

Your vote is very important regardless of the number of shares you own. Please vote in favor of the two proposals by phone at 1-800-690-6903, on the Internet at www.proxyvote.com, or return your proxy card today. If you do not vote, the e_ect will be the same as voting against the conversion and merger.

We have attempted to anticipate the questions you may have and to answer them in the pages that follow and in the Joint Proxy Statement/Prospectus. However, if you have any additional questions regarding the proposed conversion and merger, or if you need assistance with voting, please feel free to contact Computershare Fund Services, which has been retained to answer any questions. You can reach them at their toll-free number 1-866-432-8736.

We have been committed over the years to serving the interests of our shareholders and believe these transactions will facilitate our ability to generate increasing growth and shareholder value.

With best regards,

Trevor P. Bond

President and Chief Executive O_cer

MERGER P ROPOSAL 3

Based on pro forma revenues for the year ended December 31, 2011, rental revenues represent approximately 83% of the combined company’s revenues and asset management revenues represent the balance, excluding reimbursed cost from affiliates, wholesaling fees and pass-thru costs. This is expected to solidify the market’s recognition of W. P. Carey Inc. as a REIT and reinforce the benefits of the REIT conversion.

W. P. Carey Current Revenues Combined Company Revenues

Real Estate Asset Real Estate Asset Ownership 63% 37% Management Ownership 83% 17% Management

W. P. Carey’s REIT Conversion and Merger with CPA®:15 are being proposed primarily because they:

• are part of a larger transformation that implements W. P. Carey’s overall business strategy of expanding real estate assets under ownership which in turn is expected to provide a platform for future growth; • substantially increase W. P. Carey’s scale and liquidity, which in turn provide a basis for an expected continuation of stable dividend growth; • are expected to provide income contribution from owned properties, while preserving the investment management business; and

Real Estate Asset

• are expected Ownership to increase analyst 83% coverage 17% and the combined Management company’s access to capital markets by creating a company with increased scale and trading volume and enhanced liquidity.

The Potential Negative Factors and Risks of W. P. Carey’s REIT Conversion and Merger with CPA®:15 include:

e proposed REIT conversion and merger are subject to numerous risks, some of which are noted below. Please refer to the “Risk Factors” section of the Joint Proxy Statement/Prospectus for a complete list.

• the possibility that the merger and the REIT Conversion may not be completed, or that completion may be unduly delayed, for reasons beyond the control of W. P. Carey or CPA®:15; • if the REIT conversion fails to qualify as a tax-deferred transaction, holders of W. P. Carey listed shares would be required to recognize taxable gains; • because the current market price of W. P. Carey listed shares may not be indicative of the market price of W.P. Carey Inc.’s common stock following the merger and the REIT conversion, the stock price of W. P. Carey Inc.’s common stock following the merger could be lower; • the risk that failure to complete the merger and the REIT conversion could negatively a_ect the price of the W. P. Carey listed shares; and • the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the merger and the REIT conversion.

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The Combined Company: A Diversified Portfolio

Properties

W. P. Carey CPA®:15

Geographic Presence

W. P. Carey CPA®:15 Both Companies

The Combined Company’s Consolidated Investment Portfolio by Property Type2

Other3 Office 10% 29% Self Storage 10%

14% Retail

20%

17% Industrial Warehouse/ Distribution

Distribution

The Combined Company’s Consolidated Investment Portfolio by Geography2

South

26%

West 20% Midwest 11%

12% East 31%

Europe

2 Based on annualized contractual minimum base rent of consolidated investments for the first quarter of 2012. Does not reflect equity investments.

3	Other properties include education and childcare, sports, land, nursing home and theater properties.

South

MERGER P ROPOSAL 5

Questions & Answers

e following questions and answers brie_y address some of the commonly asked questions about the special meeting of W. P. Carey shareholders and the merger. As they may not include all of the information that may be important to you, W. P. Carey urges you to carefully read the entire Joint Proxy Statement/Prospectus, including the annexes and other documents to which it has referred you before making your investment decision.

Q: What will happen in the merger and the REIT conversion?

A: Following certain reorganizations of various W. P. Carey subsidiaries, W. P. Carey will merge with and into W. P. Carey Inc. with W. P. Carey Inc. surviving the merger. E_ective at the time of the merger, W. P. Carey Inc. will hold, directly or indirectly through its subsidiaries, the assets currently held by W. P. Carey and will conduct the existing businesses and assume the existing obligations of W. P. Carey. e REIT conversion is expected to facilitate W. P. Carey’s compliance with REIT tax rules by ensuring the e_ective adoption of the charter provisions that implement the transfer restrictions that are intended to assist us in meeting the share ownership requirements of the REIT tax rules.

Q: What are the reasons for the REIT conversion and the merger?

A: e REIT conversion, together with the merger, is being proposed primarily because they: • are part of a larger transformation that implements W. P. Carey’s overall business strategy of expanding real estate assets under ownership which in turn is expected to provide a platform for future growth; • substantially increase W. P. Carey’s scale and liquidity, which in turn provide a basis for an expected continuation of stable dividend growth; • are expected to provide income contribution from owned properties, while preserving the investment management business; and • are expected to increase analyst coverage and the combined company’s access to capital markets by creating a company with increased scale and trading volume and enhanced liquidity.

Q: What will I receive in connection with the REIT conversion and when will I receive it?

A: At the e_ective time of the W. P. Carey merger, you will receive one share of W. P. Carey Inc. stock in exchange for each W. P. Carey listed share that you own. In addition, as a REIT, W. P. Carey Inc. will be required to distribute annually at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain). If the REIT conversion and merger are approved, W. P. Carey Inc. expects to commence declaring regular quarterly distributions beginning in the quarter in which the transactions close, the amount of which will be determined and is subject to adjustment by the Board of Directors. W. P. Carey Inc. currently anticipates that its annualized distribution rate will be $2.60 per share of W. P. Carey Inc. common stock. e actual timing and amount of the distributions will be as determined and authorized by the Board of Directors and will depend on, among other factors, our _nancial condition, earnings, debt covenants, applicable provisions under the Maryland General Corporation Law and other possible uses of such funds. If you sell your shares before the record date for the _rst quarterly distribution, you will not receive the _rst quarterly distribution or any other regular quarterly distribution.

Q: Will converting to a REIT change W. P Carey’s business . objectives and strategy?

A: No. W. P. Carey’s business objectives and strategy are expected to remain the same.

Q: Will I have to pay federal income taxes as a result of the REIT conversion?

A: You should not recognize gain or loss for federal income tax purposes as a result of the exchange of W. P. Carey listed shares for shares of W. P. Carey Inc. common stock in the REIT Conversion except to the extent that your allocable share of W. P. Carey indebtedness exceeds your basis in your listed shares of W. P. Carey. e federal income tax treatment of holders of W. P. Carey shares in the REIT Conversion depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of participants in the REIT Conversion and of holding W. P. Carey Inc. common stock to any particular shareholder will depend on that shareholder’s particular tax circumstances. We urge you to consult your tax advisor, particularly if you are a non-U.S. holder, regarding the speci_c tax consequences, including the federal, state, local and foreign tax consequences, to you in light of your particular investment in, or the tax circumstances of acquiring, holding, exchanging or otherwise disposing of W. P. Carey listed shares of W. P. Carey Inc. common stock.

Q: When and where is the special meeting?

A: e special meeting of W. P. Carey shareholders will be held on September 13, 2012 at 5:00 p.m. Eastern Time at the o_ces of Cli_ord Chance US LLP

31 West 52nd Street 4th Floor Conference Center New York, NY 10019

Q: What vote is required to approve the conversion and merger?

A: At the special meeting, W. P. Carey shareholders will be requested to vote on two proposals: (i) to approve the merger and (ii) to adopt the REIT conversion. e a_rma-tive vote of a majority of the outstanding W. P. Carey listed shares is required to approve the conversion to a REIT and the merger.

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Q: Is there a voting agreement relating to the REIT conversion and merger with CPAR:15?

A: Yes. e Estate of Wm. Polk Carey, which as of June 30, 2012 holds approximately

28.91% of the outstanding W. P. Carey listed shares, is subject to a voting agreement pursuant to which those shares will be voted in favor of the merger and REIT conversion.

Q: When do you expect to complete the merger?

A: W. P. Carey and CPA®:15 expect to complete the merger in the third quarter of 2012 or as soon as possible therea_er; however, there can be no assurance as to when, or if, the merger will be completed. W. P. Carey and CPA®:15 reserve the right to abandon the merger if the Boards of Directors determine that the merger is no longer in the best interests of W. P. Carey shareholders or CPA®:15 stockholders, respectively.

Q: What do I need to do now?

A: You should carefully read and consider the information contained and incorporated by reference into the Joint Proxy Statement/Prospectus, including its annexes. It contains important information about the factors that the Board of Directors of each W. P. Carey and CPA®:15 considered in evaluating whether to vote to approve the proposed transactions. You should then complete and sign your proxy card and return it in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting, or authorize your proxy by telephone or over the Internet in accordance with the instructions on your proxy card.

e Board of Directors of W. P. Carey unanimously recommends voting in favor of the proposed REIT conversion and the merger.

Q: Can I change my vote after I have mailed my signed proxy card?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can revoke your proxy in four ways:

• Notify the corporate secretary of W. P. Carey in writing;

• Mail a new proxy card dated a_er the date of the proxy you wish to revoke;

• Submit a later dated proxy by telephone or over the Internet by following the instructions on your proxy card; or

• Attend the special meeting and vote your shares in person. Merely attending the special meeting will not constitute revocation of your proxy.

Q: Who can help answer my questions?

A: If you have additional questions about the conversion and merger, or would like additional copies of the Joint Proxy Statement/Prospectus, you can contact the proxy solicitor retained by W. P. Carey:

Computershare Fund Services

1-866-432-8736

Cautionary Statement Concerning Forward-Looking Statement:

Certain of the matters discussed in this brochure constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. e forward-looking statements include, among other things, statements regarding the intent, belief or expectations of W. P. Carey and CPA®:15 and can be identi_ed by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” and other comparable terms. ese forward-looking statements include, but are not limited to, statements regarding the bene_ts of the REIT conversion and the merger, integration plans and expected synergies, anticipated future _nancial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed REIT conversion and the merger. ese statements are based on the current expectations of the management of W. P. Carey and CPA®:15. It is important to note that the combined company’s actual results could be materially di_erent from those projected in such forward-looking statements. ere are a number of risks and uncertainties that could cause actual results to di_er materially from the forward-looking statements. Other unknown or unpredictable factors could also have material adverse e_ects on future results, performance or achievements of the combined company. ese risks, as well as other risks associated with the REIT conversion and the merger, are more fully discussed in the Joint Proxy Statement/Prospectus that is included in the Registration Statement on Form S-4 that W. P. Carey Inc. _led with the SEC in connection with the proposed REIT conversion and the merger on March 23, 2012, as amended. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this brochure may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this brochure. Except as required under the federal securities laws and the rules and regulations of the SEC, none of W. P. Carey Inc., W. P. Carey, or CPA®:15 undertakes any obligation to release publicly any revisions to the forward-looking statements to re_ect events or circumstances aer the date of this brochure or to re_ect the occurrence of unanticipated events.

Additional Information and Where to and it:

is brochure shall not constitute an o_er to sell or the solicitation of an o_er to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such o_er, solicitation or sale would be unlawful prior to registration or quali_cation under the securities laws of any such jurisdiction. No o_ering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. WE URGE INVESTORS TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY W. P. CAREY, W. P. CAREY INC. AND CPA®:15, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, W. P. CAREY INC., CPA®:15 AND THE PROPOSED REIT CONVERSION AND MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors are able to obtain these materials and other documents _led with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA®:15’s website (http://www.cpa15.com). Investors may also read and copy any reports, statements and other information _led by W. P. Carey Inc. or CPA®:15, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Information regarding W. P. Carey’s directors and executive o_cers is available in its proxy statement _led with the SEC by W. P. Carey on April 30, 2012 in connection with its 2012 annual meeting of stockholders, and information regarding CPA®:15’s directors and executive o_cers is available in its annual report or Form 10-K _led with the SEC by CPA®:15 on March 5, 2012. Other Information regarding the participants in the proxy solicitation and description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials _led with the SEC.

Unless otherwise noted, data referenced in this brochure is as of March 31, 2012.

MERGER P ROPOSAL 7

How to Vote

BY TELEPHONE

Call toll free 1-800-690-6903

There is no charge for this call; please have your proxy card in hand.

BY INTERNET

1. Go to www.proxyvote.com

2. Please have your proxy card available.

3. Follow the simple instructions.

BY MAIL

Please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope.

If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of the conversion and merger.

BY ATTENDING THE SPECIAL MEETING

The special meeting of W. P. Carey shareholders will be held on September 13, 2012, at 5:00 p.m. Eastern Time, at the offices of Clifford Chance US LLP

31 West 52nd Street 4th Floor Conference Center New York, NY 10019

If you have any questions or need assistance in completing your proxy card, please call Computershare Fund Services, which has been retained to answer your questions. You can reach them at their toll-free number 1-866-432-8736.

Please vote by September 12, 2012

YOUR VOTE IS IMPORTANT • PLEASE

W. P. Carey & Co. LLC

50 Rockefeller Plaza New York, NY 10020 1-800-WP CAREY www.wpcarey.com